

SALANS

ATTORNEYS AT LAW

Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA
Tel +1 (212) 632 5500 Fax +1 (212) 632 5555
www.salans.com

Pierre J. Lorieau Associate
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

File No. 82-34735

August 9, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302


06016377

SUPPL

Re: ASSA ABLOY AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34735)-Press Release

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Best regards,

Pierre J. Lorieau

Enclosure

cc: Martin Hamner
Nina Svensson, Esq.
Jacob Wahlberg
Robert K. Smits, Esq.

File No. 82-34735

Press release

RECEIVED
2006 AUG 29 A 8:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

from ASSA ABLOY AB (publ) 9 August 2006 no 19/06

ASSA ABLOY appoints new Head of Division Asia Pacific

Martin Brandt has been appointed Head of Division Asia Pacific and Executive Vice President ASSA ABLOY, effective from October 1.

"We are pleased to present an internal candidate with the right qualifications to make sure we really take advantage of the great potential and growth opportunities we see in the Asia Pacific region," says Johan Molin, President and CEO of ASSA ABLOY. "Martin Brandt brings valuable experience, knowledge and an extensive internal network to our Asia Pacific operation, which will be of importance to strengthening our position in this market and supporting our companies in other parts of the world with products from Asia."

Martin Brandt joined ASSA ABLOY's German organization in 1996, where he held various leading roles, including Managing Director of Group company effeff. In 2004 he was promoted to Market Region Manager for DACH (Germany, Austria & Switzerland) and a member of the EMEA management team. Under his leadership DACH has achieved significant improvements in terms of growth and profitability. His roles in effeff and DACH have included extensive contact and collaboration with internal and external partners in the Asia Pacific region.

ASSA ABLOY's Asia Pacific Division comprises the Group's operations in Australia, New Zealand and Asia. The division accounts for 7 percent of the Group's total sales and has about 4,300 employees.

Martin Brandt takes over from Åke Sund, Head of Market and Business Development, who has been in charge of the division on an interim basis.

Stefan Fischbach, Managing Director Sales and Marketing ASSA ABLOY Sicherheitstechnik will take over the position as Market Region Manager for DACH.

Further information can be obtained from

Johan Molin, President and CEO, Tel: +46 8 506 485 42
Martin Hamner, Director of Investor Relations and Group Controller, Tel: + 46 8 506 485 79



ATTORNEYS AT LAW

Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA
Tel +1 (212) 632 5500 Fax +1 (212) 632 5555
www.salans.com

Pierre J. Lorieau *Associate*
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

File No. 82-34735

August 4, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: ASSA ABLOY AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34735)-Press Release

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Best regards,

Pierre J. Lorieau

Enclosure
cc: Martin Hamner
Nina Svensson, Esq.
Jacob Wahlberg
Robert K. Smits, Esq.

Press release

from ASSA ABLOY AB (publ) 4 August 2006 17/06

ASSA ABLOY HID's acquisition of Fargo Electronics Inc has now been completed

The acquisition of Fargo Electronics Inc ("Fargo") has been approved by the shareholders of Fargo and received regulatory approval. The acquisition has now been completed.

The acquisition is a result of a long-standing relationship between two successful security solutions companies, HID and Fargo, and their decision to jointly pursue opportunities in the secure identification field.

Founded in 1974, Fargo is a global leader in the development of secure technologies for identity card issuance systems, including secure card printer/encoders, materials and software. The company has sold more than 120,000 systems in the U.S. and over 80 other countries worldwide. Fargo was recognized by FORTUNE Small Business Magazine as one of America's Fastest-Growing Companies in 2004.

Fargo is expected to reach annual sales of more than USD 90 M in 2006 with a continued strong EBIT margin. The company is headquartered in Minneapolis, Minnesota where it has both its corporate headquarters and operating facility. The company has approximately 220 employees.

The acquisition price for a cash and debt free company amounts to USD 300 M. Acquisition related intangibles, net of deferred tax, is expected to amount to USD 270 M. The acquisition is expected to be slightly dilutive to EPS in 2006 and accretive to EPS in 2007.

The acquisition is financed through the existing credit facility.

Further information can be obtained from

Martin Hamner, Director of Investor Relations and Group Controller, Tel: + 46 8 506 485 79

ASSA ABLOY

The World's Leading Lock Group

ASSA ABLOY AB (publ) • P.O. Box 70340, SE-107 23 Stockholm • Phone: +46-8-506 485 00 • Fax: +46-8-506 485 85
www.assaabloy.com